Exhibit (a)(7)
Form of Reminder of Expiration Date
REMINDER
DEADLINE: 6:00 P.M. (Pacific Time) April 20, 2007
To all Employees Eligible to Participate in the Offer to Amend or Replace Eligible Options:
As a reminder, 6:00 p.m. (Pacific Time) on April 20, 2007 is currently the deadline for you to tender your Eligible Options for amendment or replacement pursuant to the formal offer made by Broadcom Corporation to amend or replace those options dated March 21, 2007 (the “Offer”). The Offer Document is located at the Broadcom Intranet at http://intranet.broadcom.com/stock/ and you may obtain a printed copy of that document at one of our various locations or by contacting the Shareholder Services Department at 949-926-6400 or tenderoffer@broadcom.com.
If you decide to tender your Eligible Options for amendment or replacement, you must submit your Letter of Transmittal in accordance with the instructions attached to that document. The submission must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to tender your Eligible Options, you will have to take other action on your own to bring your Eligible Options into compliance with Section 409A of the Internal Revenue Code, if you are to avoid any potential adverse tax consequences with respect to those options. Those potential adverse tax consequences are described in the Offer Document. You will be solely responsible for any tax penalties, interest payments or other liabilities that you may incur under Section 409A with respect to any Eligible Options that you do not tender for amendment or replacement pursuant to the Offer.
This reminder is being distributed to all employees eligible to participate in the Offer. Accordingly you are receiving this notice even if you have already previously submitted your Letter of Transmittal.